FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 20, 2003

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release:                                                                                                                                                                    August 19, 2003

Forbes Medi-Tech announces Financial Results for the Second Quarter ended June 30, 2003

~ Second Quarter Revenues up 30%, Company Improves Operating Results~

Vancouver, Canada - Forbes Medi Tech Inc. (TSE:FMI; NASDAQ:FMTI) today announced its financial results for the three and six-month periods ended June 30, 2003.  Comparative periods for these statements are the three months and six months ended June 30, 2002 respectively. All amounts are in Canadian Dollars unless otherwise noted.

Second Quarter 2003 Highlights

  Increased revenues to $3.5 million for the three months ended June 30, 2003 compared to $2.7 million for the three months ended June 30, 2002

  Increased revenues to $6.9 million for the six months ended June 30, 2003 compared to $5.1 million for the six months ended June 30, 2002

  Reported net income of $0.09 per share for the three months ended June 30, 2003 and $0.10 per share for the six months ended June 30, 2003

  Sold AD & ADD technology for US$1.9 million

  Increased revenue guidance from US$9 million to US$11 million based on growth in sterol sales

"Our financial results demonstrate Forbes' continued commitment to streamline operations and improve the bottom line", said Charles Butt, President and CEO of Forbes Medi-Tech Inc. "The revenue growth is indicative of growing demand for our cholesterol-lowering ingredients in both the food and dietary supplement market. The increase in revenue and progress in our pharmaceutical research program to date reflects the Company's ability to achieve the targeted milestones", said Butt.

Revenues

Demand for the Company's products, Reducol(tm) and Phyto-S Sterols (non-branded sterols), has exceeded the 2003 initial target as a result of increased orders from existing customers in both the food manufacturing and dietary supplement businesses; consequently, Forbes increased its projected revenue guidance for fiscal 2003 from US$9 million to US$11 million.

For the three months ended June 30, 2003, revenues totaled $3.5 million, compared with $2.7 million for the quarter ended June 30, 2002. For the six months ended June 30, 2003, total revenues were $6.9 million compared with $5.1 million for the six months ended June 30, 2002.

Revenues (summary)	3 mos - Jun-03	3 mos - Jun-02	6 mos - Jun-03	6 mos - Jun-02
Sales	$ 3,440	$ 2,146	$ 6,787	$ 4,040
Licensing	35	470	72	941
Phytosterol revenues	$3,475	$2,616	6,859	4,981
Interest and other	54	38	54	91
Total revenues	$ 3,529	$ 2,654	$ 6,913	$ 5,072

Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of the Company's revenue.

Financial Results

For the three months ended June 30, 2003, the Company reported a net profit of $2.1 million ($0.09 per share) compared with $3.0 million ($0.14 per share) for the quarter ended June 30, 2002. Included in net income for the quarter ended June 30, 2003 is a gain on the divestiture of the AD/ADD technology in the amount of $2.2 million. Included in net income for the three months ended June 30, 2002, is a one-time gain of $6.1 million on settlement of licensing arrangements.

For the six months ended June 30, 2003, the Company reported a net profit of $2.2 million ($0.10 per share) compared with a net profit of $0.9 million ($0.04 per share) for the six months ended June 30, 2002. The increase in net income for the six months ended June 30, 2003 is due to the Company's share of sales by the Phyto-Source joint venture, cost containment measures in the areas of administrative and non-core R&D expenditures, and the receipt of Quebec provincial investment tax credits in the first quarter in the amount of $0.6 million.

Outlook

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2003 of US$11 million. This figure represents a combination of the projected revenue of the Company's sales contracts and the Company's share of the sales from the Phyto-Source joint venture. The Company is currently in discussions with several other companies regarding possible new major sterol contracts and will review its revenue guidance throughout the year if significant supply agreements are signed.

Based on the recent funding through the advance loan payment from the Phyto-Source manufacturing joint venture, supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and the divestiture of the Company's AD/ADD technology (see the Company's press release dated April 29, 2003), Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2004. The Company is also continuing to look at various financing opportunities to further develop its pipeline of products and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.

Pharmaceutical Research

Forbes' pharmaceutical research program is targeting a $21 billion dollar market opportunity.  In pursuing this market, Forbes is dedicated to the development of its novel therapeutic and cholesterol absorption inhibitor, FM-VP4. The safety and efficacy of this cholesterol absorption inhibitor is currently being tested in Phase II human clinical trials at the Academic Medical Center in Amsterdam and is anticipated to complete by the end of 2003. Based on preclinical and Phase I data, Forbes has initiated a strategic plan to secure a multinational pharmaceutical partner for the further development of FM-VP4.

In addition to FM-VP4, Forbes' FM-VPx Library of Compounds may have additional indications including: cholesterol and triglyceride-lowering, HDL (good cholesterol) increasing, anti-obesity, anti-diabetic, and anti-inflammatory. The Company intends to pursue some or all of these indications as soon as appropriate resources are available, including additional financing.

Expenses:

Expenses* (summary)	3 mos - Jun-03	3 mos - Jun-02	6 mos - Jun-03	6 mos - Jun-02
Cost of sales, marketing & product development	$ 1,569	$ 2,631	$ 3,522	$ 4,490
Research & development	480	925	276	1,969
General & administrative	1,109	1,643	2,044	2,731
Total expenses	$ 3,158	$ 5,199	$ 5,842	$ 9,190

* excluding depreciation and amortization

Cost of sales, marketing and development - For the three months ended June 30, 2003, cost of sales, marketing & product development costs ("Cost of Sales") totaled $1.6 million vs. $2.6 million for the quarter ended June 30, 2002. For the six months ended June 30, 2003, Cost of Sales were $3.5 million compared with $4.5 million for the six months ended June 30, 2002. The decrease in Cost of Sales to June 30, 2003 relates primarily to improvements in manufacturing and economies of scale.

Research and development; General and administrative - For the three months ended June 30, 2003, net research and development ("R&D") expenses totaled $0.5 million compared with $0.9 million for the quarter ended June 30, 2002. The Company continues to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  R&D expenditures, through 2003 and into 2004, will primarily be in the areas of pre-clinical and clinical development, including the Phase II trial of FM-VP4. Additional funding will be required in order for Forbes to be able to pursue the discovery and/or development of non-core compounds in 2003 and 2004.

For the six months ended June 30, 2003, R&D expenses were $0.3 million compared to $2.0 million for the six months ended June 30, 2002. Included in R&D is an amount of $0.6 million of Quebec investment tax credits received in the first quarter of 2003 in respect of prior years' research activities conducted in that Province. As the Company no longer has manufacturing facilities or offices in Quebec, further investment tax credits from that Province, if any, are expected to be minimal.

For the three months ended June 30, 2003, general and administrative ("G&A") expenditures totaled $1.1 million compared to $1.6 million for the second quarter 2002. For the six months ended June 30, 2003, G&A totaled $2.0 million compared with $2.7 million for the six months ended June 30, 2002.

Liquidity & Capital Resources

As at June 2003, the Company's net cash and cash equivalents were $1.09 million ($1.07 million at March 31, 2003) compared with $0.4 million as at December 31, 2002.  The Company's working capital at June 30, 2003 improved to $0.7 million from a working capital deficit of $2.3 million at March 31, 2003 and a working capital deficit of 3.5 million at December 31, 2002. The working capital position has improved mainly due to increased revenues, a reduction in accounts payable and an increase in short-term receivables under contractual commitments.

2

During the three months ended June 30, 2003, the Company used $1.3 million of cash in operations compared with $0.3 million in the quarter ended June 30, 2002.  Investing activities generated $1.5 million of cash primarily from the sale of the Company's AD/ADD technology compared with $0.1 million of cash used in the second quarter ended June 30, 2002.  Financing activities in the quarter ended June 2003 used $0.2 million of cash compared with $0.8 million used in the second quarter ended June 30, 2002.  This improvement is due to reduced notes payable and demand loans.

During the six months ended June 30, 2003, $0.4 million of cash was used in operating activities compared with $4.2 million in the six months ended June 30, 2002. This improvement is primarily a result of the increase in phytosterol sales during the period, reduction of expenses, receipt of deferred revenues under the Pharmavite agreement, reduction of inventories and increase in accounts receivable.  Investing activities provided $1.4 million of net cash primarily from proceeds received from the disposal of the pilot plant compared with $0.4 million during the six months ended June 30, 2002 which resulted largely from proceeds of short-term investments.  Net cash used in financing activities during the six months ended June 30, 2003 was $0.3 million compared with $1.7 million cash used during the same period in 2002.

Subsequent Events - Phyto-Source Financing

Subsequent to quarter-end, Forbes announced it would receive a US$3.0 million advance payment from Phyto-Source LP, its manufacturing joint venture with Chusei (USA) Inc.  The payment is made towards a US$4.0 million loan made by Forbes Medi-Tech during the formation of the joint venture. Phyto-Source has secured funding for the advanced payment from the Southwest Bank of Texas by way of a US$3.0 million, three year term loan at a fixed interest rate of 6%.  The financial institution has also agreed to set up a US$1.5 million revolving line of credit for the joint venture. Re-payment of the term loan and any funds drawn on the line of credit will be the responsibility of Phyto-Source, secured against the joint venture's assets and will be guaranteed by Phyto-Source's joint venture partners Forbes Medi-Tech and Chusei USA. In August 2003, Phyto-Source, LP closed its US$3 million term loan facility and US$1.5 million line of credit and made the US$3.0 million advance loan payment to Forbes.

Nasdaq SmallCap

In July 2003, Forbes received a letter from the Nasdaq Stock Market confirming that the Company has regained compliance with the minimum bid price requirement for continued inclusion of its securities on the Nasdaq SmallCap Market.

Conference Call

A conference call and webcast to discuss these financial results will be held on Tuesday, August 19, 2003 at 2:00p.m. Pacific Time. (5:00p.m. Eastern Time). To participate in the conference call, please dial 1-416-695-9757 or 1-888-789-0089. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until September 10, 2003 by calling 1-416-252-1143 or 1-866-518-1010. The webcast link will be archived on the Forbes website afterwards.

Second Quarter 2003 Report

This news release includes by reference the Company's unaudited financial statements for the second quarter ended June 30, 2003, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	Patricia E. Pracher Acting Chief Financial Officer Telephone: (604) 689-5899 E-mail: ppracher@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company's business and projected sales volumes, revenues, capital, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as "revenue guidance", "growing", "forecasted", "projected", "believes", "based", "if", "continuing", "further", "planned", "realized, "targeting", "pursuing", "anticipated", "initiated", "may have", "intends", "as soon as", "future", "outlook", "new", "will", "in the event that", "planned", "opportunity", "developing", "would allow", "would be", "will", "subject to", "due by", "possible", "expects", "intends," "estimates," "potential", and similar expressions or variations thereon, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved or refer to a future dates or events. Forward-looking statements are statements about the future and are inherently uncertain and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the risk that buyers will not order their forecasted amounts of the Company's products; uncertainty as to the Company's ability to generate projected sales volumes and product prices, and ship its products to the buyers; uncertainty that the Phyto-Source LP manufacturing facility will function as planned or be able to repay the Southwest loan in a timely manner; the need for performance by buyers of contractual obligations; manufacturing risks; partnership/strategic alliance risks; risks related to shipment of the product; the need for regulatory approval which may be withdrawn, not be obtained in a timely manner, or at all; the need to control costs and the possibility of unanticipated expenses; uncertainty as to whether the plant can be expanded in a cost-effective and timely manner; the risk of technical obsolescence; intellectual property risks; the effect of competition, uncertainty of the size and existence of a market opportunity for the Company's products and the buyer's products; marketing risks; the Company's need for additional future capital, which may not be available in a timely manner or at all; foreign exchange risk; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward -looking statement if those beliefs, opinions or expectations, or other circumstances should change.

3

          FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

	June 30 2003 (unaudited)	December 31 2002 (audited)

ASSETS

Current Assets
Cash and cash equivalents	$ 1,094	$ 413
Accounts receivable	5,364	4,190
Inventories	413	952
Prepaid expenses and deposits	569	537
	7,440	6,092

Property, plant and equipment	11,804	11,932
Intangible and other assets	7,937	9,393
	$ 27,181	$ 27,417

LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 2,932	$ 4,740
Deferred revenues and royalties payable	2,490	3,155
Current portion of long-term debt	1,328	1,691
	6,750	9,586

Long-term liabilities
Deferred revenues	229	-
Long-term debt	197	217
Tenure allowance	614	614
	7,790	10,417

Shareholders' equity
Share Capital	$ 72,427	$ 71,472
Special warrants	-	887
Contributed surplus	98	20
Deficit	(53,134)	(55,379)
	19,391	17,000
	$ 27,181	$ 27,417

Approved on Behalf of the Board:

"Charles Butt"	"Tazdin Esmail"
Director - Charles Butt	Director - Tazdin Esmail

4

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

REVENUES
Sales	$ 3,440	$ 2,146	$ 6,787	$ 4,040
Licensing	35	470	72	941
Phytosterol revenues	3,475	2,616	6,859	4,981
Interest and other	54	38	54	91
	3,529	2,654	6,913	5,072

EXPENSES
General and administrative	1,109	1,643	2,044	2,731
Cost of sales, marketing and product development	1,569	2,631	3,522	4,490
Research and development	480	925	276	1,969
Depreciation and amortization	516	591	1,073	1,129
	3,674	5,790	6,915	10,319

Gain on settlement of licensing arrangements	-	6,105	-	6,105
Gain on divestiture of AD/ADD technology	2,247	-	2,247	-

Net income for the period	$ 2,102	$ 2,969	$ 2,245	$ 858

Deficit, beginning of period	(55,236)	(53,370)	(55,379)	(51,259)
Deficit, end of period	$ (53,134)	$ (50,401)	$ (53,134)	$ (50,401)

Basic and diluted income per share	$ 0.09	$ 0.14	$ 0.10	$ 0.04

5

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

OPERATIONS
Net income for the period	$ 2,102	$ 2,969	$ 2,245	$ 858
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	516	591	1,073	1,129
Amortization of deferred license revenues	(36)	(451)	(73)	(941)
Gain on settlement of licensing arrangements	-	(6,105)	-	(6,105)
Gain on divestiture of AD/ADD technology	(2,247)	-	(2,247)	-
Stock-based compensation expense	64	-	78	-
Foreign exchange translation	29	-	9	-
Changes in:
Accounts receivable	(580)	1,205	(213)	753
Inventories	(14)	1,498	539	1,731
Prepaid expenses and deposits	189	601	(18)	629
Accounts payable and accrued liabilities	(1,010)	67	(1,884)	(1,622)
Royalties payable	(329)	3,046	(372)	3,046
Increase (decrease) in tenure allowance in excess of amount funded	-	19	12	70
Deferred revenues	-	(3,752)	452	(3,752)
	(1,316)	(312)	(399)	(4,204)

INVESTMENTS
Acquisition of property, plant & equipment	(71)	(205)	(251)	(651)
Acquisition of intangible & other assets	-	-	-	-
Proceeds on disposal of pilot plant	377	-	403	-
Proceeds on disposal of fixed assets	-	100	65	100
Proceeds on divestiture of AD/ADD technology	1,189	-	1,189	-
Short-term investments	-	-	-	983
	1,495	(105)	1,406	432

FINANCING
Issuance of common shares	39	-	69	-
Repayment of capital lease obligations	(20)	-	(20)	-
Repayment of notes payable	(174)	(32)	(375)	(65)
Repayment of demand loans	-	(797)	-	(1,593)
	(155)	(829)	(326)	(1,658)
Increase (decrease) in cash and cash equivalents	24	(1,246)	681	(5,430)

Cash and cash equivalents, beginning of period	1,070	1,526	413	5,710

Cash and cash equivalents, end of period	$ 1,094	$ 280	$ 1,094	$ 280

6

Q2-2003

Second Quarter Report

June 30, 2003

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Suite 200 - 750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

	June 30 2003 (unaudited)	December 31 2002 (audited)

ASSETS

Current Assets
Cash and cash equivalents	$ 1,094	$ 413
Accounts receivable	5,364	4,190
Inventories	413	952
Prepaid expenses and deposits	569	537
	7,440	6,092

Property, plant and equipment	11,804	11,932
Intangible and other assets	7,937	9,393
	$ 27,181	$ 27,417

LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 2,932	$ 4,740
Deferred revenues and royalties payable	2,490	3,155
Current portion of long-term debt	1,328	1,691
	6,750	9,586

Long-term liabilities
Deferred revenues	229	-
Long-term debt	197	217
Tenure allowance	614	614
	7,790	10,417

Shareholders' equity
Share Capital (Note4)	$ 72,427	$ 71,472
Special warrants	-	887
Contributed surplus (Note7)	98	20
Deficit	(53,134)	(55,379)
	19,391	17,000
	$ 27,181	$ 27,417

Approved on Behalf of the Board:

"Charles Butt"	"Tazdin Esmail"
Director - Charles Butt	Director - Tazdin Esmail

Suite 200 - 750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

REVENUES
Sales	$ 3,440	$ 2,146	$ 6,787	$ 4,040
Licensing	35	470	72	941
Phytosterol revenues	3,475	2,616	6,859	4,981
Interest and other	54	38	54	91
	3,529	2,654	6,913	5,072

EXPENSES
General and administrative	1,109	1,643	2,044	2,731
Cost of sales, marketing and product development	1,569	2,631	3,522	4,490
Research and development (Note 5)	480	925	276	1,969
Depreciation and amortization	516	591	1,073	1,129
	3,674	5,790	6,915	10,319

Gain on settlement of licensing arrangements	-	6,105	-	6,105
Gain on divestiture of AD/ADD technology (Note 6)	2,247	-	2,247	-

Net income for the period	$ 2,102	$ 2,969	$ 2,245	$ 858

Deficit, beginning of period	(55,236)	(53,370)	(55,379)	(51,259)
Deficit, end of period	$ (53,134)	$ (50,401)	$ (53,134)	$ (50,401)

Basic and diluted income per share	$ 0.09	$ 0.14	$ 0.10	$ 0.04

Suite 200 - 750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

OPERATIONS
Net income for the period	$ 2,102	$ 2,969	$ 2,245	$ 858
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	516	591	1,073	1,129
Amortization of deferred license revenues	(36)	(451)	(73)	(941)
Gain on settlement of licensing arrangements	-	(6,105)	-	(6,105)
Gain on divestiture of AD/ADD technology	(2,247)	-	(2,247)	-
Stock-based compensation expense	64	-	78	-
Foreign exchange translation	29	-	9	-
Changes in:
Accounts receivable	(580)	1,205	(213)	753
Inventories	(14)	1,498	539	1,731
Prepaid expenses and deposits	189	601	(18)	629
Accounts payable and accrued liabilities	(1,010)	67	(1,884)	(1,622)
Royalties payable	(329)	3,046	(372)	3,046
Increase (decrease) in tenure allowance in excess of amount funded	-	19	12	70
Deferred revenues	-	(3,752)	452	(3,752)
	(1,316)	(312)	(399)	(4,204)

INVESTMENTS
Acquisition of property, plant & equipment	(71)	(205)	(251)	(651)
Acquisition of intangible & other assets	-	-	-	-
Proceeds on disposal of pilot plant	377	-	403	-
Proceeds on disposal of fixed assets	-	100	65	100
Proceeds on divestiture of AD/ADD technology	1,189	-	1,189	-
Short-term investments	-	-	-	983
	1,495	(105)	1,406	432

FINANCING
Issuance of common shares	39	-	69	-
Repayment of capital lease obligations	(20)	-	(20)	-
Repayment of notes payable	(174)	(32)	(375)	(65)
Repayment of demand loans	-	(797)	-	(1,593)
	(155)	(829)	(326)	(1,658)
Increase (decrease) in cash and cash equivalents	24	(1,246)	681	(5,430)

Cash and cash equivalents, beginning of period	1,070	1,526	413	5,710

Cash and cash equivalents, end of period	$ 1,094	$ 280	$ 1,094	$ 280

Suite 200 - 750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2003

(unaudited)

1)

Basis of Presentation and Significant Accounting Policies

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company's audited financial statements and notes thereto including the going concern disclosure presented in Note 1 for the year ended December 31, 2002 as part of the Company's 2002 Annual Report filed with the Securities Commission.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2)

Change in Accounting Principles

These consolidated financial statements reflect the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2002.  No changes in accounting principles have been adopted in the first six months of 2003.

4)

Common Share Capital:

(a)

Authorized, issued and allotted:

The authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value.

	Number of Shares	Amount

Balance, December 31, 2002	21,550	$ 71,472
Issued during the three months ended June 30, 2003:
Exercise of special warrants	1,575	887
Exercise of brokers' warrants	102	66
Issuance of shares pursuant to licensing agreements	3	2

Balance, June 30, 2003	23,230	$ 72,427

(b)

Income per share

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Net income for the period	$ 2,102	$ 2,969	$ 2,245	$ 858
Weighted average number of common shares outstanding	23,180	21,225	23,155	21,225
Income per common share	$ 0.09	$ 0.14	$ 0.10	$ 0.04

Suite 200 - 750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

(c)

Stock options and stock option plan:

	Number Of Optioned Shares	Weighted Average Exercise Price

Balance, December 31, 2002	3,642,850	$3.19
Options granted	220,000	$0.66
Options forfeited	(282,000)	$7.18

Balance, June 30, 2003	3,580,850	$2.72

The stock options expire at various dates from July 10, 2003 to December 12, 2010 (June 30, 2002 - September 9, 2002 to December 12, 2010).

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock.

5)

Investment tax credits

The Company recorded the benefit of provincial investment tax credits received during the first quarter of 2003 of $624 (2002 - nil)

6)

Divestiture of AD/ADD Technology

In April 2003, the Company sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for total proceeds of $2.6 million (US$1.9 million) and recorded a gain on the sale of $2.2 million, after transaction costs.  An amount of $0.3 million (US$0.2 million) was received as a deposit upon initiation of due diligence by the buyer.  The due diligence has since been completed and the sale has been concluded by the purchaser making a payment of $1.0 million (US$0.75 million) in May of 2003. A final payment of $1.3 million (US$0.95) million is due by December 2003.

7)

Stock-based Compensation

The Company has recorded $64 of compensation expense for stock-based compensation awarded to non-employees during the three-month period ended June 30, 2003 for a total of $78 for the six months ended June 30, 2003, calculated in accordance with the fair value method.  The Company has not recognized any compensation expense for stock-based compensation awarded to employees during the six-month period ended June 30, 2003.  Had compensation expense for the Company's stock-based employee compensation plan been determined for employee options based on the fair value at the grant dates, the Company's net income and income per share would have been decreased to the pro forma amounts indicated below:

Six months ended June 30, 2003

Net income - as reported	$ 2,245
Net income - pro forma	$ 2,021

Income per share - as reported	$ 0.10
Income per share - pro forma	$ 0.09

Suite 200 - 750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

For the period ended June 30, 2003, the fair value of each option is estimated at the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:  dividend yield: 0.00%; expected volatility: 139%; risk-free interest rate: 3.0%; and expected average life of 0.2 - 2.5 years.    The weighted-average fair value of the options granted to employees during the six months ended June 30, 2003, was $0.55 per option.

Subsequent Events

Phyto-Source Financing and Forbes Cash Infusion

Subsequent to quarter-end, Forbes announced it would receive a US$3.0 million advance payment from Phyto-Source, its manufacturing joint venture with Chusei (USA) Inc.  The payment is made towards a US$4.0 million loan made by Forbes to Phyto-Source during the formation of the joint venture.  Phyto-Source has secured funding for the advanced payment from the Southwest Bank of Texas by way of a US$ 3.0 million, three year term loan at a fixed interest rate of 6%.  The financial institution has also agreed to set up a US$1.5 million revolving line of credit for the joint venture.  Re-payment of the term loan and any funds drawn on the line of credit will be the responsibility of Phyto-Source, secured against the joint venture's assets and will be guaranteed by Phyto-Source's joint venture partners Forbes and Chusei USA.  In August 2003, Phyto-Source closed its US$3.0 million term loan facility and US$1.5 million line of credit and made the US$3.0 million advance loan payment to Forbes.

Suite 200 - 750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial conditions and results of operations

Q2-2003

Second Quarter ended June 30, 2003

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company's unaudited financial statements for the quarter ended June 30, 2003 and the notes thereto.

OVERVIEW:

FORBES MEDI-TECH, INC. ("Forbes" or the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology.  By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  Plant sterols, also referred to as phytosterols, are lipid-like compounds found in and derived from plants and have a similar molecular structure to cholesterol.

Forbes' main products under development and commercialization include its promising cholesterol-lowering pharmaceutical product, FM-VP4, which represents a new class of cardiovascular pharmaceuticals known as cholesterol transport inhibitors.  Other products under development for commercialization include phytosterol food additives and dietary supplements.  All of Forbes' research activities are currently focused on cholesterol-lowering benefits.

The following are key milestones achieved by Forbes in the second quarter of 2003.

Fine Chemicals Business Divestiture - In April 2003, the Company sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for total proceeds of $2.6 million (US$1.9 million) and recorded a gain on the sale of $2.2 million, after transaction costs.  An amount of $0.3 million (US$0.2 million) was received as a deposit upon initiation of due diligence by the buyer.  The due diligence has since been completed and the sale has been concluded by the purchaser making a payment of $1.0 million (US$0.75 million) in May of 2003.  A final payment of $1.3 million (US$0.95) million is due by December 2003.  The sale of this Technology is in line with Forbes' focus on new drug development targeted towards cardiovascular disease and the Company's commitment to its revenue generating nutraceuticals business.

Revenue Guidance Update and Sales - Demand for the Company's products, Reducol(tm) and Phyto-S-Sterols (non-branded sterols), has exceeded the 2003 initial target as a result of increased orders from existing customers in both the food manufacturing and dietary supplement businesses; consequently, Forbes increased its projected revenue guidance for fiscal 2003 from US$9.0 million to US$11.0 million.

Continuing Corporate Restructuring - In April, 2003, Forbes streamlined its Advisory Boards in alignment with the Company's new strategic direction, focusing on cardiovascular and related diseases.  The Medical and Technology Advisory Boards have been combined into one Medical & Scientific Advisory Board which will provide input and guidance towards the research and development of pharmaceutical therapeutics.  The Functional Food & Nutraceutical Advisory Board maintains its original structure and is charged with evaluating promising new nutraceuticals and creating a product pipeline of new functional food ingredients for eventual commercialization through strategic partnerships.

Results of operations

For the three months ended June 30, 2003, the Company reported a net profit of $2.1 million ($0.09 per share) compared with $3.0 million ($0.14 per share) for the quarter ended June 30, 2002.  Included in net income for the quarter is a gain on the divestiture of the AD/ADD technology in the amount of $2.2 million.  Included in net income for the quarter ended June 30, 2002, is a one-time gain of $6.1 million on settlement of licensing arrangements. (See details below, under "Contractual commitments").

For the six months ended June 30, 2003, the Company reported a net profit of $2.2 million ($0.10 per share) compared with a net profit of $0.9 million ($0.04 per share) for the six months ended June 30, 2002.   The increase in net income for the six months ended June 30, 2003 is due to the Company's share of sales by the Phyto-Source joint venture, cost containment measures in the areas of administrative and non-core R&D expenditures, and the receipt of Quebec provincial investment tax credits in the first quarter in the amount of $0.6 million.  As the Company no longer has manufacturing facilities or offices in Quebec, further investment tax credits from that Province, if any, are expected to be minimal.

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and had incurred annual operating losses since its inception.  Net earnings for the period ended June 30, 2003 total $2.2 million; however, the requirement for additional research activities for development and/or commercialization of FM-VP4 and the VPx library of compounds may result in future annual operating losses being reported.  At June 30, 2003 the Company's accumulated deficit was $53.1 million, down from $55.2 million at March 31, 2003.

Revenues

Total revenues for the three months ended June 30, 2003 totaled $3.5 million compared with $2.7 million for the same quarter in the prior year and $3.4 million for the first quarter of 2003.  For the six months period ended June 30, 2003, total revenues were $6.9 million compared with $5.1 million for the six months ended June 30, 2002.

Revenues (summary)	3 mos - Jun-03	3 mos - Jun-02	6 mos - Jun-03	6 mos - Jun-02
Sales	$ 3,440	$ 2,146	$ 6,787	$ 4,040
Licensing	35	470	72	941
Phytosterol revenues	3,475	2,616	6,859	4,981
Interest and other	54	38	54	91
Total revenues	$ 3,529	$ 2,654	$ 6,913	$ 5,072

Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of the Company's revenue of $3.5 million for the three months ended June 30, 2003 ($2.6 million - three months ended June 30, 2002) and $6.9 million for the six months ended June 30, 2003, ($5.0 million - six months ended June 30, 2002).   Licensing revenues are a result of the extension of the Company's supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol(tm).

Expenses

Total expenses, excluding depreciation and amortization, for the three months ended June 30, 2003 totaled $3.2 million ($5.2 million - three months ended June 30, 2002) and $5.8 million for the six months ended June 30, 2003 ($9.2 million - six months ended June 30, 2002).

Expenses* (summary)	3 mos - Jun-03	3 mos - Jun-02	6 mos - Jun-03	6 mos - Jun-02
Cost of sales, marketing & product development	$ 1,569	$ 2,631	$ 3,522	$ 4,490
Research & development	480	925	276	1,969
General & administrative	1,109	1,643	2,044	2,731
Total expenses	$ 3,158	$ 5,199	$ 5,842	$ 9,190

*excluding depreciation and amortization

Cost of sales, marketing & product development costs ("Cost of Sales") for the three months ended June 30, 2003 totaled $1.6 million vs $2.6 million for the quarter ended June 30, 2002.  R&D expenses for the quarter totaled $0.5 million compared with $0.9 million for the same period in 2002.  The Company continues to streamline its business and focus its core research activities on cardiovascular health resulting in reduced R&D expenditures.  General and administrative expenditures  ("G&A") totaled $1.1 million vs $1.6 million for the second quarter 2002. Reductions in administrative expenses are attributable to downsized operations, resulting in lower personnel costs and related administrative expenses.

Cost of Sales in the six months ended June 30, 2003, totaled $3.5 million compared with $4.5 million for the six months ended June 30, 2002.   The decrease in Cost of Sales to June 30, 2003 relates primarily to improvements in manufacturing processes and economies of scale.  Net research and development ("R&D") expenses were $0.3 million compared to $2.0 million for the six months ended June 30, 2002.  The reduction in R&D expenses is as a result of the inclusion of $0.6 million of Quebec investment tax credits received in the first quarter of 2003 and the reduction in R&D overhead costs since core research activities are contracted out rather than conducted by in-house laboratory facilities or staff.  G&A expenditures totaled $2.0 million compared with $2.7 million for the six months ended June 30, 2002 reflecting the continued cost cutting measures and streamlined operations implemented in the second half of 2002.

The Company continues to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  R&D expenditures, through 2003 and into 2004, will primarily be in the areas of pre-clinical and clinical development, including the Phase II trial of FM-VP4.    Additional funding will be required in order for Forbes to be able to pursue the discovery and/or development of non-core compounds in 2003 and 2004.

Contractual commitments

In April 2003 Forbes sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) to a large multi-national pharmaceutical company. Forbes will receive gross proceeds of US$1.9 million for the sale.  The Company received a US$0.2 million deposit upon initiation of due diligence by the buyer.  The due diligence has been completed and the sale has been concluded by the purchaser making a payment of US$0.75 million in May of 2003. The final payment of US$0.95 million is due in December 2003.

In 2002, Forbes signed an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Phytrol(tm) (consumer branded by Novartis as Reducol(tm)), which had previously been licensed by Forbes to Novartis.  Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (C$3.8 million).  As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million and hence recognized a net gain of $6.0 million in 2002.  Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.   As of June 2003, a total of US$0.25 million of the $2.0 million total owing to Novartis was paid in the form of royalties from phytosterol sales.  A minimum of US$1.5 million was due to be paid to Novartis by June 30, 2003 with the remaining US$0.5 million due by December 31, 2003.  Novartis granted Forbes an extension to August 2003 when payment was made without penalty.   The outstanding payment to Novartis, including interest on the overdue balance to June 30, 2003 was paid in August 2003.  The remaining balance of US$0.5 million will be paid in the form of royalties on a quarterly basis, with the final installment due by the end of 2003.

In 2002, the Company's Amqui pilot facility was sold to a third party for a total of $1.6 million.   Upon closing, Forbes received proceeds of $0.4 million.  A further payment of $0.35 million was received in the second quarter of 2003.  The balance of $0.85 million is payable to Forbes in eighty-four monthly installments from September 2002 to August of 2009.

Liquidity and Capital Resources:

The Company finances its operations and capital expenditures through equity offerings, license and sales revenues and government grants.

As at June 2003, the Company's net cash and cash equivalents were $1.09 million ($1.07 million at March 31, 2003) compared with $0.4 million as at December 31, 2002.  The Company's working capital at June 30, 2003 improved to $0.7 million from a working capital deficit of $2.3 million at March 31, 2003 and and a working capital deficit of 3.5 million at December 31, 2002.  The working capital position has improved mainly due to increased revenues, a reduction in accounts payable and an increase in short-term receivables under contractual commitments.

During the three months ended June 30, 2003, the Company used $1.3 million of cash in operations compared with $0.3 million in the quarter ended June 30, 2002.  Investing activities generated $1.5 million of cash primarily from the sale of the Company's AD/ADD technology compared with $0.1 million of cash used in the second quarter ended June 30, 2002.  Financing activities in the quarter ended June 2003 used $0.2 million of cash compared with $0.8 million used in the second quarter ended June 30, 2002.  This improvement is due to reduced notes payable and demand loans.

During the six months ended June 30, 2003, $0.4 million of cash was used in operating activities compared with $4.2 million in the six months ended June 30, 2002.  This improvement is primarily a result of the increase in phytosterol sales during the period, reduction of expenses, receipt of deferred revenues under the Pharmavite agreement, reduction of inventories and increase in accounts receivable.  Investing activities provided $1.4 million of net cash primarily from proceeds received from the disposal of the pilot plant compared with $0.4 million during the six months ended June 30, 2002 which resulted largely from proceeds of short-term investments.  Net cash used in financing activities during the six months ended June 30, 2003 was $0.3 million compared with $1.7 million cash used during the same period in 2002.

In late 2002 Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant. On January 24, 2003, the 1.5 million special warrants were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant, further to the special warrant investors having waived the requirements for the Company to file and obtain receipts for a prospectus.  As part of the issue of special warrants in 2002, the Company issued 150,000 brokers' warrants to Dominick & Dominick Securities Inc. to purchase 150,000 common shares at $0.65 per share until March 24, 2004.  For the six months ended June 30, 2003, 102,000 brokers' warrants were exercised for proceeds of $0.07 million.

As at June 30, 2003, the Company was committed to invest a balance of US$1.35 million in Phyto-Source LP towards completion and operation of the manufacturing facility.  The Company is seeking to offset this remaining capital commitment against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

Based on the recent funding through the advance loan payment from the Phyto-Source LP manufacturing joint venture, supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and the divestiture of the Company's AD/ADD business (see the Company's press release dated April 29, 2003), Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2004.

The Company is also continuing to look at various financing opportunities to further develop its pipeline of products and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.  It may be necessary for the Company to seek additional financing to meet expenditures of continuing research and development work through 2004 and beyond, to improve the Company's working capital position and to minimize risks to its ongoing operations.  The current financial market for equity offerings remains challenging and there can be no assurance that additional financing will be available on favourable terms, if at all.  In addition to possible debt or equity financings, the Company is exploring possible licensing, partnering or additional long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such arrangements could reduce the Company's requirement to raise capital through the equity markets. Forbes is in discussions with several parties regarding possible additional sterol contracts or alliances, as well as possible merger or acquisition (M&A) transactions.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm's length basis.

Subsequent Events:

Phyto-Source Financing and Forbes Cash Infusion - Subsequent to quarter-end, Forbes announced it would receive a US$3.0 million advance payment from Phyto-Source, its manufacturing joint venture with Chusei (USA) Inc.  The payment is made towards a US$4.0 million loan made by Forbes to Phyto-Source during the formation of the joint venture.  Phyto-Source has secured funding for the advanced payment from the Southwest Bank of Texas by way of a US$ 3.0 million, three year term loan at a fixed interest rate of 6%.  The financial institution has also agreed to set up a US$1.5 million revolving line of credit for the joint venture.  Re-payment of the term loan and any funds drawn on the line of credit will be the responsibility of Phyto-Source, secured against the joint venture's assets and will be guaranteed by Phyto-Source's joint venture partners Forbes and Chusei USA.  In August 2003, Phyto-Source closed its US$3.0 million term loan facility and US$1.5 million line of credit and made the US$3.0 million advance loan payment to Forbes.

Nasdaq Listing - In July 2003, Forbes regained compliance with the US$1.00 minimum bid price requirement for inclusion on the Nasdaq SmallCap Market.

Forward Looking Statements and Risk Factors That May Affect Future Results:

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), or any stock exchange also may include forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, financings, operations, divestitures, products and services; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words "expected", "expects", "promising", "forecasts", "spans", "pursuing", "payable", "anticipates", "believes", "intends", "estimates", "projecting", "projects", "planned", "plans", "revenue guidance", "target" and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions "will," "may," "could" or "should" occur.

The Company is subject to significant risks and past performance is no guarantee of future performance.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business.  This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

-

Need for Additional Funds  The Company will be expending substantial funds in 2003 and will be required to obtain additional sources of capital to continue funding research and development, to improve its working capital position and to minimize risks to its operations.  The current financial market for equity offerings remains challenging and there can be no assurance that such additional funds will be available on acceptable terms or at all.  The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on the Company's cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.

-

Dependence Upon a Few Customers and Products  Most of the Company's revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer's projected demands for the Company's products, or the ability of such customers to meet their contractual obligations may negatively impact the Company's business and operations.

-

Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

o

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

o

inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell the Company's products

o

costs, equipment failures or other factors which may make manufacturing or marketing of products impractical, untimely or non-competitive

o

unacceptability of the products in the market place

o

inability to protect the Company's intellectual property rights necessary for the research and development,  manufacture and sale of the Company's products

o

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company

o

the risk of obsolescence of the Company's technology

o

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

o

clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results or may show adverse results.

-

Competition  The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company's products obsolete or uncompetitive prior to recovering its expenses.  The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

-

Risks Related to Joint Ventures and Strategic Relationships  The Company is dependent upon joint ventures and strategic relationships to generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company's future revenues and business.

-

Future Revenues and Profitability are Uncertain   The Company's future revenues, profitability and ability to meet forecasted sales volumes are uncertain for a number of reasons, such as the future demand for the Company's products, the ability to control costs, supply and manufacturing risks, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

-

Currency Fluctuation  The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations.  At present, the Company does not have any plans to hedge against any currency risk.

-

The Company has a History of Losses   For the six months ended June 30, 2003, the Company reported net income of $2.2 million and an accumulated deficit of $53.1 million.  Future operational losses can be expected until the earnings from commercialization of the Company's products exceed the costs of research and development, manufacturing, administration and other expenses.  Even then, the initial losses incurred by the Company may never be recovered. The requirement for additional research activities for development and/or commercialization of FM-VP4 and the VPx library of compounds may result in future annual operating losses being generated.   There can be no assurance that any of the Company's recently launched products or products currently under development will be commercially successful.

-

Need for Growth  The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company's resources will be able to adequately respond to support such growth.

-

Dependence upon Key Personnel  The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.

-

Product Liability, Negative Publicity and Insurance  The Company is exposed to the risk of product liability claims for the use of its products.  The Company's insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company's ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

-

Political and Economic Risks  The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company's business and operating results.

-

Environmental Risks  The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company's resources.

-

Inflation  The impact of inflation on the Company's operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company's filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com), including, without limitation, in the Company's annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of the Company's management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

For Immediate Release:                                                                                                                                                                    August 20, 2003

Forbes Medi-Tech Receives Approval for Nasdaq National Market Listing

Vancouver, Canada - Forbes Medi Tech Inc. (TSE:FMI; NASDAQ:FMTI) today announced that it has received a letter from the Nasdaq Stock Market confirming that Forbes' securities will be transferred to the Nasdaq National Market at the opening of business on August 21, 2003.

In July 2002, Nasdaq notified Forbes that it may be eligible to transfer back to the Nasdaq National Market without paying the initial listing fees if the Company maintained compliance with the continued listing requirements for the National Market and met the minimum bid price requirement for thirty consecutive trading days. As Forbes' securities have been trading above the minimum bid price requirement of US$1.00 for more than thirty days, the Company received approval to transfer its common stock back to the National Market without paying the initial listing fees.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning the Company's Nasdaq listing, which statements can be identified by the use of forward-looking terminology such as "will be", "may be", "if", "continued" ,or the negative thereof or any other variations thereon or comparable terminology referring to future events, dates, or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the risk that the bid price of the Company's shares listed on Nasdaq cannot maintain the continued inclusion requirements of the Nasdaq National Market and which, if not met, may result in the Company's shares being transferred to the Nasdaq SmallCap Market or delisted  from Nasdaq; uncertainty as to the Company's ability to generate projected sales volumes and product prices; joint venture/strategic partner risks; marketing and manufacturing risks; the need to control costs and the possibility of unanticipated expenses; uncertainty as to whether the plant can be expanded in a cost-effective and timely manner;  the need for clinical trials, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; the Company's need for additional future capital, which may not be available in a timely manner or at all; the risk that financing cannot be completed on acceptable terms or at all; exchange rate fluctuations; government regulation; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results.    Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2003	FORBES MEDI-TECH INC. "Charles A. Butt" Charles A. Butt President & CEO